Exhibit 99.3

March 3, 2025

To: The United States Securities and Exchange Commission

Brookfield Corporation

Brookfield Finance Inc. (together, the “Company”)

We refer to the Company’s registration statement on Form F-10 (File Nos. 333-279601 and 333-279601-02), as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated February 27, 2025 (the “Prospectus Supplement”), we consent to the reference to our firm’s name under the heading “Legal Matters”, and consent to the use of our firm’s name and reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations”.

Yours truly,

/s/ Goodmans LLP